16001843
Section
FEB 29 2016
Washington DC
413

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camden Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Cabrillo Park Drive, Suite 305
(No. and Street)

Santa Ana (City) CA (State) 92701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon McClintock 714-547-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Walter McClintock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camden Financial Services, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016, by Jon Walter McClintock proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Lorraine E. Peterson

LORRAINE E. PETERSON
COMM. #2101793
Notary Public - California
Orange County
My Comm. Expires Mar. 28, 2019

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Camden Financial Services

We have audited the accompanying financial statements of Camden Financial Services (the "Company"), which comprise of the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP
Newport Beach, CA
February 26, 2016

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Current assets:	
Cash and cash equivalents:	
Cash in bank	$41,406
Receivables – commissions and concessions – allowable	123
Total Assets	$41,529

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:	
Current liabilities	
Commissions and other payables	$26,009
Total liabilities	$26,009
Stockholder's Equity	
Common stock, without par value, authorized 1,000,000 shares;	
Issued and outstanding 10,000 shares	10,000
Paid in Capital	31,430
Accumulated deficit	(25,910)
Total stockholder's equity	15,520
Total liabilities and stockholder's equity	$41,529

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions and concessions	$318,504
Other income	2,606
Total revenues	321,110
Expenses:	
Commissions	267,326
Registration fees	11,437
Consulting fees	29,500
Other expenses	17,489
Total expenses	325,752
Loss before income taxes	(4,642)
Income taxes	800
Net loss	($5,442)

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional paid in Capital	accumulated deficit	Total
Balance, beginning of year	$10,000	$21,430	($20,468)	$10,962
Capital Contributions		10,000		10,000
Net loss for the year ended December 31, 2015	-	-	(5,442)	(5,442)
Balance end of year	$10,000	$31,430	($25,910)	$15,520

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	($5,442)
Adjustments to reconcile net loss to net cash used for operating activities:	
Decrease in receivables	2,443
Increase in commission payables	25,822
Decrease in prepaid expenses	4,851
Total adjustments	33,116
Net cash flows provided by operating activities	27,674
Cash flows from financing activities:	
Capital contributions	10,000
Net cash flows provided by financing activities	10,000
Net increase in cash	37,674
Cash at beginning of year	3,732
Cash at end of year	$41,406

The accompanying notes are an integral part of these financial statements

(1) Summary of Significant Accounting Policies

Nature of Business

The company is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Santa Ana, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests and mutual funds, and has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for customers on a fully disclosed basis. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. As of December 31, 2015, the Company has no cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(2) Income Taxes

Income tax expense consists of the minimum California tax:

	Current	Deferred	Total
Federal	0	0	0
California	$800	0	$800
Total	$800	0	$800

The company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ending December 31, 2015.

The company's filed Federal and California income tax returns are subject to examination by the taxing authorities for up to three of four years, respectively, after filing.

3) Net Capital

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ration of indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however as of December 31, 2015, the net capital ratio was 1.68 to 1 and the net capital was $15,520 which exceeded the required minimum by $10,520.

4) Leases

The Company currently occupies office facilities under a three year lease agreement which expires October 31, 2018. The remaining minimum future lease payments under this lease are as follows:

Year End December 31	Amount
2016	$2,520
2017	$2,520
2018	$2,100

Rent Expense for 2015 was $4,038

5) Subsequent Events

Management has evaluated subsequent events and transactions occurring after year end through the date the financial statements were available for issuance which was February 26, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

CAMDEN FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2015

Total equity from statement of financial condition	$15,520
Less: non-allowable assets	$0
Net Capital	$15,520

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$1,734
Minimum dollar net capital	$5,000
Net capital requirement (greater of above)	$5,000
Excess net capital	$10,520

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$26,009
Ratio of aggregate indebtedness to net capital	1.68 to 1
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

CAMDEN FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS

PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Not applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CAMDEN FINANCIAL SERVICES
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Not applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Camden Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Camden Financial Services (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 26, 2016

Camden Financial Services

Exemption Report

December 31, 2015

Camden Financial Services operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2015, the Firm met the provisions of this exemption without exception.

Jon McClintock
Chief Financial Officer